Exhibit 99I

MICHAEL L. KOVENS	*	IN THE
6 Regency Court
Baltimore, Maryland 21208	*

Plaintiff,	*	CIRCUIT COURT

v.	*

UNIVERSAL SECURITY INSTRUMENTS, INC.	*	FOR
7-A Gwynns Mill Court
Owings Mills, Maryland 21117	*

SERVE ON RESIDENT AGENT	*	BALTIMORE COUNTY
Harvey B. Grossblatt
7-A Gwynns Mill Court	*
Owings Mills, Maryland 21117
*
and
	*	CASE NO.:
STEPHEN C. KNEPPER
11410 Marbrook Road	*
Owings Mills, Maryland 21117
*
and
*
HARVEY B. GROSSBLATT
28 West Spring Way	*
Lutherville, Maryland 21093
*
and
*
CARY LUSKIN
8552 Leisure Hill Drive	*
Baltimore, Maryland 21208
*
and
*
HOWARD SILVERMAN
3111 Katewood Court	*
Pikesville, Maryland 21208
*
and
*
RONALD A. SEFF
8930 Griffin Way	*
Baltimore, Maryland 21208
*
Defendants.

*	*	*	*	*	*	*	*	*	*	*	*

VERIFIED COMPLAINT FOR INJUNCTIVE RELIEF,

RESCISSION AND DECLARATORY JUDGMENT

Plaintiff, Michael L. Kovens, by his undersigned attorneys, sues Defendants, Universal Security Instruments, Inc., Stephen C. Knepper, Harvey B. Grossblatt, Cary Luskin, Howard Silverman, and Ronald A. Seff, and states:

1. This is an action for a temporary restraining order and preliminary and permanent injunctive relief pursuant to Maryland Rules 15-501 through 15-505.

PARTIES

2. Plaintiff, Michael L. Kovens (“Kovens”), resides at 6 Regency Court in Baltimore County.

3. Defendant, Universal Security Instruments, Inc. (“USI”), is a corporation incorporated under the laws of the State of Maryland with its principal office located at 7-A Gwynns Mill Court in Baltimore County. USI manufactures and sells home security products. USI is a public corporation whose stock was recently listed on the American Stock Exchange.

4. Defendant, Stephen C. Knepper (“Knepper”), resides at 11410 Marbrook Road in Baltimore County.

5. Defendant, Harvey B. Grossblatt (“Grossblatt”), resides at 28 Westspring Way in Baltimore County.

6. Defendant, Cary Luskin (“Luskin”), resides at 8552 Leisure Hill Drive in Baltimore County.

7. Defendant, Howard Silverman, (“Silverman”), resides at 3111 Katewood Court in Baltimore County.

8. Defendant, Ronald A. Seff (“Seff”), resides at 8930 Griffin Way in Baltimore County.

JURISDICTION

9. This Court has jurisdiction over this matter pursuant to Md. Code Ann., Cts. & Jud. Proc. § 6-102.

VENUE

10. Venue is proper in this Court pursuant to Md. Code Ann., Cts. & Jud. Proc. § 6-201. Defendants either carry on a regular business or reside in Baltimore County, Maryland.

FACTS

11. Kovens and Knepper were close friends since they were teenagers in the 1950’s. By the late 1960’s, they had begun to get involved in business with each other. As their business relationship developed, Kovens and Knepper treated each other as equal partners regardless of their titles or contributions.

12. In 1969, Kovens and his father formed USI and hired Knepper as USI’s Vice President and Sales Manager.

13. At the inception of USI, Kovens owned fifty (50) percent of USI’s stock while his father and Knepper each owned twenty-five (25) percent.

14. Kovens was USI’s President and a member of USI’s Board of Directors (the “Board”). Knepper was also a member of USI’s Board and, along with Kovens, was USI’s Co-Chief Executive Officer. Knepper became Chairman of USI’s Board during 1970.

15. USI went public in 1973 and over the next decade, there were several public offerings of USI stock.

16. In October 1983, Grossblatt joined USI to become its Vice President and Chief Financial Officer. Grossblatt became the Executive Vice President of USI in December 1986 and Secretary and Treasurer in September 1988.

17. In 1989, as a result of Kovens’ sole efforts, USI formed a joint venture with a manufacturer in Hong Kong (the “Manufacturer”). The Manufacturer manufactures most of the products USI sold in the United States and accounts for most of USI’s net income and stockholders’ equity. The Manufacturer is controlled by Shiman and Malcolm Lam.

18. In July 1996, Knepper resigned as USI’s Co-Chief Executive Officer and Chairman of the Board, but remained a member of the Board. Knepper also remained on USI’s payroll although he performed few, if any, functions for USI.

19. As of the time Knepper resigned, Kovens beneficially owned approximately twenty-three percent (23%) of USI’s stock (computed under SEC rules) and Knepper owned approximately ten percent (10%). Kovens owned 530,405 shares outright and Knepper owned 128,394 shares outright. Each held an identical amount of options.

20. Following Knepper’s resignation, Kovens became the Chairman of the Board and USI’s sole Chief Executive Officer. Grossblatt took over as USI’s President and was subsequently elected to the Board, which thereafter consisted of Kovens, Knepper and Grossblatt.

21. Prior to Knepper’s resignation in 1996, USI had not been profitable and had lost money throughout the early and mid-1990s. Kovens restructured USI after Knepper resigned to among other things, focus USI on higher margin products sold through electrical distributors rather than on the highly competitive consumer mass market. As a result of the restructuring, by the end of the 1990’s through Kovens’ efforts, USI was a completely different operating company than it had been while Knepper was active in management and began to return to profitability in 2000.

22. On August 20, 2001, Grossblatt sent a Notice of the 2001 Annual Meeting of Shareholders (the “Notice”) to USI’s shareholders. The annual meeting was scheduled for October 10, 2001 at USI’s headquarters in Owings Mills. The Notice stated that at the annual meeting, the stockholders of USI would:

1. Elect a Board of three directors to serve until the next annual meeting and until their successors have been elected and qualify.

2. Transact such other business as may properly be brought before the meeting or any adjournment thereof.

23. The Notice listed Knepper, Kovens and Grossblatt as the nominees for election to the Board for the ensuing year.

24. By this time, i.e., the Fall of 2001, Knepper had been out of the management of USI for five years. By contrast, Kovens was intimately familiar with the structure and operations of USI and had restored USI to profitability. Kovens believed that he had a positive business and personal relationship with his old friend and colleague, Knepper.

25. Unbeknownst to Kovens, Knepper had developed an unreasoned and irrational personal animus toward Kovens.

26. Upon information and belief, sometime prior to October 1, 2001, Knepper, harboring an extreme personal antipathy for Kovens, concocted an unlawful scheme to oust Kovens from the management of USI, to entrench Knepper and Grossblatt in control of USI to the detriment of Kovens and USI’s public stockholders, and to unjustly enrich Knepper and Grossblatt and their cohorts at the expense of USI and its shareholders.

27. Knepper’s unlawful scheme was as simple as it was corrupt. Knepper would wrongfully use the assets and resources of USI – a public company – to induce Grossblatt into entering into a pact with Knepper to dominate USI’s board so that they could unlawfully use this power to perpetuate their positions and enable them to take a series of unlawful actions that had no corporate purpose other than to disenfranchise Kovens, USI’s founder and largest shareholder.

28. Beginning at approximately 10:00 a.m. on October 1, 2001, and continuing until 2:00 a.m. on October 2, 2001, Knepper signaled his spiteful and malicious motivations and intentions by leaving a series of almost indescribably obscene, foul and intimidating messages on Kovens’ office voicemail (the tape of which is still extant). Referring to Kovens in terms such as a “f_ _ _ _ _ g, greasy, monkey,” a “f_ _ _ _ _ g terrorist,” a “stupid loser” and a “f_ _ _ _ _ g schmuck” Knepper’s threats were explicit:

I got the proxies and you can go negotiate the severance agreement, although we’ll definitely consider a month’s worth of whatever like you considered. See you around. If you don’t show up at 12:00 it’s cool, but you’re out.

29. The annual shareholders’ meeting went forward as scheduled on October 10, 2001 and USI’s shareholders elected Knepper, Kovens and Grossblatt as USI’s three Directors for the ensuing year.

30. Although Knepper had resigned as USI’s Co-Chief Executive Officer in 1996 and had done virtually no work for USI since that time, Knepper nominated himself as Chairman and Chief Executive Officer of USI at the October 10, 2001 meeting of the Board. Kovens was concerned that if Knepper were elected, he would not act in USI’s best interest. At the insistence of Kovens, the Board delayed the election of USI’s officers until October 22, 2001.

31. During the week of October 14, 2001, several meetings between Knepper and Kovens to discuss the election of USI’s officers were rescheduled. Knepper kept putting these meetings off and the two never met.

32. Shortly before the Board meeting scheduled for October 22, 2001 to elect officers of USI, USI’s long-standing outside counsel met with Kovens, Knepper and Grossblatt in an effort to resolve the differences between Kovens and Knepper. Knepper and Grossblatt ordered counsel out of the Board meeting so that only Kovens, Knepper and Grossblatt were present for the election. Thus began Knepper’s and Grossblatt’s unlawful scheme to seize and perpetuate control of USI’s Board and to disenfranchise Kovens and USI’s public stockholders.

33. Pursuant to USI’s bylaws, a majority of the Board was required to elect officers. Over Kovens’ objections, Knepper and Grossblatt voted to replace Kovens with Knepper as USI’s Chairman and Chief Executive Officer. Knepper and Grossblatt also elected Grossblatt as USI’s President, Secretary and Treasurer. Kovens was not elected to any office and the meeting was adjourned. Knepper and Grossblatt asked Kovens to continue his employment with USI as “Director of Special Procurements”. In this new position, Kovens (who remained a director and owned nearly a quarter of USI’s stock) was required by Knepper and Grossblatt to work from his home or his automobile, but was not permitted to work in USI’s offices.

34. Although Grossblatt had been an executive of USI since 1983, he had never had an employment contract. As a reward for Grossblatt’s vote for Knepper’s slate of officers at the October 22, 2001 Board meeting, Knepper offered Grossblatt an employment contract, as well as a substantial salary increase, stock options, a very generous bonus program, and greater authority in the management of USI.

35. Kovens immediately commenced efforts to change the composition of USI’s Board. He contacted Bruce Paul (“Paul”), USI’s second largest shareholder. On October 29, 2001, Paul agreed to sell his 171,000 shares of USI stock to Kovens for $2.85 per share. Paul shortly thereafter agreed to request a special meeting of USI shareholders, at which Kovens and Paul would remove the existing Board in order to elect a Board that would act in USI’s best interests.

36. On the morning of November 2, 2001, Knepper called Kovens at approximately 10:00 a.m. and informed him that the scheduled noon telephonic Board meeting had become an emergency meeting. Knepper also falsely threatened that USI might be forced into receivership within a couple of days. Kovens asked Knepper to explain why USI was suddenly in such dire straits, but Knepper refused to discuss the matter. Knepper told Kovens that he would make a statement to the entire Board and hung up.

37. Two hours later, the Board met by telephone. There was no emergency, and the threatened receivership was never discussed. When Kovens asked about the threatened insolvency, Knepper provided a nonsensical response. Instead, Knepper and Grossblatt, over Kovens’ objections, furthered their unlawful plan by voting to appoint themselves as the sole members of the USI stock option committee in contravention of USI’s Non-Qualified Stock Option Plan (the “Plan”), which provides that this Plan must be administered by the entire Board or by a stock option committee consisting of not less than three persons. Further, the

Plan prohibits a stock option committee member from voting on or deciding any matter relating solely to himself, or to any of his rights or benefits. Moreover, the Plan prohibits any committee member from voting to grant any option under the Plan to himself.

38. Notwithstanding the Plan’s restrictions or the personal interest that Knepper and Grossblatt had in USI’s option program, Knepper and Grossblatt then voted to grant five (5) year stock options exercisable immediately: (i) to Grossblatt to purchase thirty (30,000) thousand shares and (ii) to Knepper to purchase twenty-five (25,000) thousand shares of USI stock. Knepper and Grossblatt also voted to have USI enter into employment contracts with each of them, despite the fact that USI had never given an employment contract to Grossblatt and Knepper had not had an employment contract with USI since he resigned as an officer in 1996.

39. The formation of the stock option committee and issuance of stock options to Knepper and Grossblatt was calculated to dilute Kovens’ voting and economic interest in USI and to enable Knepper to issue additional stock options to himself and others who would assist Knepper in carrying out his unlawful plan.

40. On December 6, 2001, Knepper and Grossblatt purported to hold a Board meeting without notifying Kovens. At that meeting, Knepper and Grossblatt approved a motion that required that any future stock option grants to Board members must include an irrevocable proxy to the Chairman, i.e. Knepper. Such irrevocable proxies are never acceptable in stock option plans for public companies. Appropriate corporate policy demands that optionholders must be free of intimidation by management and must serve the interests of the corporation, rather than the personal interests of management. Here, the requirment for a proxy to Knepper served no corporate purpose, whatsoever. It was nothing more than a mechanism to perpetuate control by Knepper and Grossblatt.

41. Knepper also approved a term sheet for an employment agreement between USI and Grossblatt and authorized USI to enter into an employment agreement with Grossblatt based on the terms in the term sheet. Knepper and Grossblatt also approved the following options that were immediately exercisable under the Plan at $2.20 per share, subject to the irrevocable proxy: 17,500 shares to Knepper; 17,500 shares to Kovens; and 4,500 shares to Grossblatt.

42. The requirement of an irrevocable proxy and the granting of stock options by Knepper and Grossblatt were intended to unlawfully dilute Kovens’ voting and economic interest in USI’s stock and violated the terms of the Plan.

43. On December 24, 2001, the holders of a majority of the outstanding shares of USI stock submitted a written request to the Board to call a special meeting of USI’s shareholders. The request was signed by Kovens and Paul, among others.

44. On December 29, 2001, Knepper left Kovens a voicemail message demanding that Kovens withdraw the request for a special meeting of stockholders.

45. On January 1, 2002, Kovens spoke to Shiman Lam, who, along with his brother, Malcolm, managed the Manufacturer, USI’s Hong Kong Joint Venture partner. Shiman Lam informed Kovens that Knepper had visited Hong Kong in November, 2001 and had offered Mr. Lam and his brother 100,000 shares of USI stock in exchange for their agreeing to a voting proxy in favor of Knepper. Shiman Lam further informed Kovens that when the Lams rejected Knepper’s offer, Knepper promised to find another way for the Lams to acquire USI stock.

46. Knepper’s offer of nearly 10% of USI’s outstanding shares to the Lams was calculated to dilute Kovens’ voting and economic interest in USI and to strengthen the unlawful domination of USI by Knepper and Grossblatt.

47. On January 4, 2002, Kovens and others filed a Form 13D with the Securities and Exchange Commission (the “SEC’) describing their call for a special meeting of USI shareholders.

48. At a January 16, 2002 meeting of the USI Board, Knepper and Grossblatt voted to remove Kovens as a USI representative on the board of directors of the Hong Kong joint venture and to replace Kovens with Grossblatt. Knepper and Grossblatt remained as USI’s only representatives on the Joint Venture’s board of directors.

49. At this same meeting, Knepper and Grossblatt overruled Kovens’ objections to USI’s engagement of Hillel Tendler, Esquire (“Tendler”), as USI’s outside counsel. Tendler’s loyalty ran to Knepper and Grossblatt rather than to USI.

50. During this same period, Grossblatt contacted Paul several times in an effort to persuade Paul to withdraw his request for a special meeting of USI’s shareholders. Upon information and belief, Grossblatt disclosed [non-public information] to Paul, including information about USI’s future financial results, in order to convince Paul to withdraw his request for a special meeting.

51. On January 28, 2002, without any prior notice to Kovens, Paul withdrew his written request for a special meeting of USI’s shareholders. As a result, USI was not required to call the special meeting. Paul then informed Kovens that he was repudiating his agreement to sell his USI stock to Kovens.

52. On February 1, 2002, USI filed a Form S-8 with the SEC registering an additional 250,000 shares pursuant to the Plan. This registration was calculated to further strengthen Knepper and Grossblatt’s control of USI by correcting prior defects that might call into question the legality of prior stock option awards and by making more shares of USI available to Knepper and Grossblatt to distribute to themselves and their cronies in the form of stock options.

53. During a February 7, 2002 Board meeting, over the objection of Kovens, Knepper and Grossblatt approved the issuance of stock options to Ronald Lazarus (“Lazarus”), the President of USI Electric, a subsidiary of USI, at an exercise price of $4.00 per share with options to purchase 20,000 additional shares of USI stock at an exercise price of $3.00 per share. Knepper and Grossblatt also approved an additional option grant to Lazarus of 10,000 shares at an exercise price of $2.35 per share. Knepper and Grossblatt approved these awards to further their unlawful scheme to entrench Knepper and Grossblatt’s control of USI and to dilute the voting and economic interests of Kovens and USI’s public stockholders.

54. On March 1, 2002, Tendler informed Kovens that he had instructed Knepper and Grossblatt not to communicate with Kovens except at Board meetings.

55. In the first week of March, 2002, Knepper and Grossblatt traveled to Germany to meet with Shiman and Malcolm Lam.

56. On March 6 and 7, 2002, while Knepper and Grossblatt were in Germany, more than 10 times the normal trading volumes of USI shares changed hands.

57. On April 1, 2002, Grossblatt entered into an Employment Agreement with USI. The Employment Agreement granted Grossblatt an option to purchase 20,000 shares of USI stock:

(c) Stock Options. In Addition to the Annual Base Salary and any Bonus, the Executive shall be eligible to receive grants of options to acquire shares of the Company’s Common Stock, as may be granted from time to time by the Board or a committee thereof. Effective the date hereof, the Board hereby grants to the Executive options to purchase 20,000 shares of the Company’s Common Stock, at an exercise price of $4.50 per share, exercisable immediately, pursuant to the Company’s Non-Qualified Stock Option Plan.

56. In furtherance of Knepper and Grossblatt’s wrongful plan to perpetuate and entrench their control of USI, Grossblatt’s Employment Agreement, concocted by Tendler, permitted Grossblatt to terminate the agreement on thirty (30) days notice following a “Change of Control.” The Employment Agreement provided that a “Change of Control” would occur if, inter alia, (i)anyone filed proxy materials with the Securities and Exchange Commission in connection with the election to the Board of persons other than those nominated by the Board and who, if elected, would constitute a majority of the Board; or (ii) anyone filed information with the SEC disclosing a plan or proposal to change USI’s Board, management, corporate charter, or bylaws.

57. Grossblatt’s Employment Agreement also provided that if Grossblatt voluntarily terminated the agreement due to a “Change of Control,” USI would be obligated to pay Grossblatt, among other things, a lump sum severance payment equal to three times his base salary and bonus within the previous 12 months.

58. Grossblatt’s contract significantly diverged from acceptable practices for public company change in control provisions. Typically, change in control provisions in public company employment contracts, options plans, and shareholder rights plans, provide that the composition of a majority of the board of directors must actually change before a change in control clause is activated.

59. The Change of Control provisions in Grossblatt’s Employment Agreement were designed to unlawfully deter any efforts for a proxy contest to change the Board and thus to entrench Knepper and Grossblatt in their wrongful control of USI.

60. Kovens indicated that he would not object to Grossblatt’s Employment Agreement upon the express understanding that Knepper would not seek or accept an employment contract from USI. When Knepper thereafter submitted his term sheet for an employment contract with USI, Kovens withdrew his consent to Grossblatt’s Employment Agreement and declared that he considered it null and void.

61. On April 15, 2002, Grossblatt filed a Form 13D with the SEC whereby he disclosed an April 1, 2002 stock option grant for 20,000 USI shares exercisable immediately for $4.50 per share. The Form 13D, however, did not disclose the earlier grant of 4,500 stock options to Grossblatt.

62. In April 2002, Kovens received an employment term sheet from USI that proposed to pay him $50,000 annually as an employee of USI as long as Kovens agreed not to directly or indirectly solicit proxies, increase his ownership interest in USI other than by exercising options, attempt to call a meeting of shareholders or remove any Board member, participate in a voting trust, or influence any person with respect to voting USI stock.

63. The conditions in the employment term sheet were included at the direction of Knepper and Grossblatt and were calculated to prevent Kovens from taking any action that could threaten or disrupt their control over USI.

64. Kovens did not agree to the conditions in the term sheet.

65. On April 25, 2002, Kovens amended the Form 13D he had filed with the SEC on February 10, 2002 to reflect that Paul had withdrawn his request for a special meeting of USI shareholders. As a result, USI was not compelled to call the special meeting.

66. At the May 7, 2002 Board meeting, Kovens presented Grossblatt, as USI’s Secretary, a letter nominating himself and two other persons for election as directors at the 2002 annual shareholder meeting to be held during September 2002. Kovens’ nominations were in accordance with USI’s bylaws, which at the time provided (in Article II, Section 15) that nominations of directors by stockholders must be made “in writing addressed to the Secretary of the corporation at its principal office and received at least seventy-five (75) days before the date of the annual meeting.”. Kovens filed a Form 13D with the SEC that same day disclosing his nomination of directors to the Board of USI.

67. Over Kovens’ objections, Knepper and Grossblatt unlawfully approved new bylaws at the May 7, 2002 Board meeting. Knepper and Grossblatt had not provided Kovens with a copy of the proposed bylaws prior to the meeting. The new bylaws included restrictions on shareholder proposals, including shareholder nominations of directors, that were intended to prevent Kovens’ slate of directors from being presented to USI’s shareholders. New Article II, Section 9 and new Article I, Section 9, provided that a shareholder’s nomination of directors must be made “not later than the close of business on the 120th day prior to the first anniversary of the mailing of the proxy statement of the preceding year’s annual meeting.”

68. In furtherance of their unlawful scheme to entrench their control of USI, Knepper and Grossblatt also granted additional stock options at the May 7, 2002 Board meeting. Over Kovens’ objections, the Board issued 10,000 shares of USI stock at $3.75 per share

(approximately one (1) percent of USI’s stock) to Glenda Anderson, a national sales manager at USI Electric, who had no management responsibilities, in lieu of a $43,500 commission that was owed to her. As of May 7, 2002, the price of USI’s stock was $2.72 per share. The grant allowed Ms. Anderson to return the shares for cash within a year. The grant of 10,000 shares of USI stock to Ms. Anderson was calculated to further dilute Kovens’ ownership interest in USI.

69. In a May 10, 2002 letter to Kovens, Tendler rejected Kovens’ nomination as not in compliance with USI’s new by-laws. Tendler also advised Kovens that federal proxy rules imposed the same deadline on stockholder proposals. Tendler falsely characterized this requirement, which established a deadline only for shareholder proposals in management proxy statements. Tendler also advised Kovens that the Board would renominate Kovens as a director to be elected at the 2002 annual shareholder meeting, but only if Kovens acknowledged that his nominations for director were untimely. Tendler’s letter went on to state:

[t]he filing by the Company or any party with the [Securities and Exchange Commission] of proxy materials with respect to the election of directors other than those nominated by the Board who, if elected, would constitute a majority of the Board, would trigger [Grossblatt’s] right to invoke the “Change of Control” provisions under his Employment Agreement. If this were to occur, [Grossblatt’s] resignation and his exercise of his compensation rights as a result of the Change of Control are so significant that they would have a material adverse impact on the Company. Inasmuch as you personally approved [Grossblatt’s] Employment Agreement, if you were to raise the specter of this exposure to the Company, merely to pursue an ego driven result, the Company and its shareholders might have recourse against you personally. I strongly urge you to reconsider your position in light of your fiduciary obligations to the Company and its shareholders. [emphasis supplied]

Tendler’s statement that the triggering of the change of control provisions in Grossblatt’s employment contract would have a material adverse impact on USI is an express acknowledgement that the primary purpose of this contract is to unlawfully entrench Knepper and Grossblatt and that Grossblatt’s contract serves no lawful purpose.

70. In a separate May 10, 2002 letter from Tendler to Kovens’ counsel, Tendler advised that he had deleted certain restrictive provisions from Kovens’ employment term sheet, but the restrictions limiting Kovens’ right to solicit offers to purchase USI or take any action to increase his ownership interest in USI remained. Tendler further advised that Kovens’ continued employment with USI was conditioned on his agreement to the terms and conditions of the term sheet and USI would withhold future compensation and benefits from Kovens until Kovens accepted the terms and conditions of the employment term sheet. Kovens did not agree to the terms.

71. Between May 15 and 21, 2002, Knepper and Grossblatt traveled to Monte Carlo to meet with Shiman and Malcolm Lam. While Knepper and Grossblatt were in Monte Carlo there was another episode of unusually high trading volume in USI stock.

72. On June 6, 2002, Kovens exercised a June 11, 1997 option for fifteen (15,000) thousand shares of USI stock at $3.00 per share. Grossblatt accepted the notice of exercise and a $45,000 check from Kovens that same day. Kovens complied with all Plan payment and notice requirements in connection with his exercise of the stock option.

73. Thereafter, Tendler informed Kovens’ counsel that Kovens had lost his right to exercise the option because he had not agreed to the terms of the employment term sheet and therefore was not a current USI employee. Tendler also threatened Kovens’ counsel that Kovens would forfeit all of his unexercised stock options if USI terminated his employment. Tendler stated that USI would not permit Kovens to exercise the option and returned Kovens’ check.

74. USI’s refusal to allow Kovens to exercise his stock option was calculated to further unlawfully entrench Knepper and Grossblatt’s hold on USI and to coerce Kovens to withdraw his nomination of an alternate slate of directors for consideration at the upcoming September, 2002 annual USI shareholders meeting.

75. On June 17, 2002, Kovens requested that Grossblatt, in his capacity as USI’s Chief Financial Officer, give a report at the June 18, 2002 Board meeting on the financial results of USI’s third and fourth quarters, including sales, profits, expenses and reserves. Grossblatt failed to present the requested information at the June 18, 2002 Board meeting and advised Kovens to direct his inquiries to USI’s outside auditors at the year-end Board meeting to be held the following week. Kovens informed Grossblatt and Knepper that he would be out of town Tuesday (June 25), Wednesday (June 26), and Thursday (June 27) of the following week and requested that the Board meeting take place on Monday (June 24) or Friday (June 28) of that week. Notwithstanding Kovens’ request, Grossblatt scheduled the auditors’ meeting with the Board for June 25, 2002, knowing that Kovens could not attend a Board meeting that day.

76. At the June 18, 2002 Board meeting, without prior notice to Kovens, Knepper and Grossblatt illegally voted to increase the size of the Board to five and nominated Defendants, Cary Luskin (“Luskin”) and Howard Silverman (“Silverman”), to the Board. Luskin and Silverman are close friends of Grossblatt and Knepper, respectively. Kovens requested that all Board members be given an opportunity to nominate candidates for election to the Board. Knepper and Grossblatt unlawfully refused Kovens’ request.

77. After electing Luskin and Silverman to the Board, at the same June 18, 2002 Board meeting, Knepper and Grossblatt unlawfully issued stock options to Luskin and Silverman over Kovens’ objections. The stock options gave Luskin and Silverman each the right to buy 2½ percent of USI’s stock at current market and options for an additional 1% of USI’s stock. Options of this magnitude are inappropriate for persons who serve as independent directors of public companies. The issuance of stock options to Luskin and Silverman further perpetuated Knepper and Grossblatt’s control over USI and lacked any lawful corporate purpose.

78. USI suffered a $560,000 loss in the fourth quarter of 2001 while the Hong Kong Joint Venture garnered a $731,000 profit. Despite USI’s losses, on June 28, 2002 the Board granted bonuses of $13,081.25 to both Knepper and Grossblatt for the fiscal year that had just ended. The Board also stipulated that Knepper and Grossblatt could take their bonuses in unregistered shares of USI stock at the closing price as of June 28, 2002. Further, the Board approved an additional $10,000 performance bonus for Grossblatt and extended the term of his Employment Agreement.

79. Also, at the June 28, 2002 Board meeting, Knepper reported that his option to purchase 15,000 shares of USI stock at $3.00 per share had expired on June 11, 2002. He asked the Board to grant him an option for 15,000 shares at $3.75 per share. The Board unlawfully approved Knepper’s request over Kovens’ objection. Kovens noted that he had an identical option and had not been permitted to exercise it prior to its expiration.

80. During the same meeting Knepper also requested a stock option identical to the option to purchase 20,000 shares at $4.50 per share that was included in Grossblatt’s employment agreement. The Board unlawfully approved Knepper’s request over Kovens’ objection.

81. The actions taken by the Board at the June 28, 2002 meeting were calculated to further unlawfully dilute Kovens’ voting and economic interest in USI and to perpetuate Knepper and Grossblatt’s control of USI.

82. By letter to Grossblatt dated July 25, 2002, Kovens nominated himself and four other persons for election as directors of USI at the 2002 annual shareholders meeting.

83. On August 1, 2002, Tendler responded to Kovens’ July 25, 2002 letter to Grossblatt. Tendler informed Kovens that USI’s position had not changed since his May 10, 2002 letter to Kovens. Tendler asserted that Kovens’ nominations were untimely and would not be presented to USI’s shareholders at the annual meeting.

84. On August 12, 2002, Kovens exercised his February 7, 2002 stock options. USI accepted, but required Kovens to execute a proxy to Knepper covering the shares Kovens was purchasing and delayed the issuance of the stock certificate to Kovens until October 2002.

85. Thereafter, Grossblatt contacted Kovens seeking unanimous Board approval for granting Lazarus an option to purchase 10,000 shares of USI stock. Grossblatt informed Kovens that if Kovens did not approve the grant of the option to Lazarus, Grossblatt would call a Board meeting to approve the grant and offer Lazarus double the amount of shares at market price. Kovens refused to accede to Grossblatt’s coercive demand.

86. During a September 6, 2002 Board meeting, Knepper moved to grant Lazarus stock options that were comparable to the options granted to Knepper and Grossblatt at the June 28, 2002 Board meeting. Knepper recommended that Lazarus be issued options for up to 20,000 shares at the closing price as of September 6, 2002. The Board approved the motion over Kovens’ objection. The Board granted Lazarus an option to purchase 19,000 shares at $7.20 per share although the stock closed at $7.55 on September 6, 2002.

87. On Knepper’s motion, the Board established a stock option committee comprised of Luskin, Silverman and Grossblatt. Kovens moved that he be a member of the committee, but the Knepper-dominated board did not accept Kovens’ motion.

88. Here again, the Board’s actions were intended to further unlawfully perpetuate and entrench Knepper and Grossblatt’s control of USI and to further unlawfully dilute Kovens’ voting and economic interest in USI.

89. At a Board meeting on September 24, 2002, Knepper nominated Ronald Seff (“Seff”), Grossblatt’s closest friend, to the Board. Seff received stock options identical to those that had been granted to Luskin and Silverman. Kovens again requested that all Board members have an opportunity to propose and nominate candidates for election to the Board. The Board refused Kovens’ request.

90. Pursuant to its bylaws, USI was required to hold an annual shareholders meeting in September 2002. USI, however, did not hold the meeting.

91. On October 11, 2002, Kovens sent a letter to Grossblatt increasing his proposed slate of directors from five to six. USI did not respond to Kovens’ letter.

92. At its October 14, 2002 meeting, the Board voted to be subject to certain provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law. Among other things, the Board voted to divide USI’s directors into three classes who could only be removed by an affirmative vote of at least two-thirds of all of the shareholders. This action had as its sole purpose the further unlawful entrenchment of Knepper and Grossblatt and had no legitimate corporate purpose.

93. Also at the October 14, 2002 Board meeting, the Board approved an amendment that required that members of the Board, to be qualified as directors, (i) must have owned at least one percent of USI’s issued and outstanding stock for at least one year prior to their nomination; and (ii) must have been a Maryland resident for the entire year preceding nomination. These amendments, highly irregular for any public company, were intended to prevent Kovens’ nominees from qualifying to serve as directors even if elected at a stockholders’ meeting. As such, they served no lawful corporate purpose.

94. On October 22, 2002, USI amended the joint venture agreement with the Manufacturer, its Hong Kong joint venture partner, to provide that in certain circumstances the Manufacturer would have the right to name one more member of the board of the joint venture than USI. Until then, the joint venture agreement had always provided that composition of the board of directors would be divided equally between USI and the Manufacturer.

95. On April 1, 2003, Knepper gave Grossblatt an amended and restated employment contract which also provided change of control provisions unduly favorable to Grossblatt, as was the case with the prior employment contract entered into in 2002.

96. On July 19, 2003, Kovens received a notice of a Board meeting to be held at 8:30 a.m. on Monday, July 21, 2003 to consider major amendments to USI’s bylaws and “to discuss and take action with respect to a change in the number of directors, and to discuss and take action with respect to any other matters properly presented at the meeting.”

97. At the July 21, 2003 Board meeting, the Board approved further amendments to USI’s bylaws which placed even more stringent restrictions on shareholders seeking to bring business before the annual shareholders meeting, including the nomination of directors. Under these amendments, subject to limited exceptions, shareholder proposals to be presented at the annual meeting must be presented not less than 120 days nor more than 150 days prior to the anniversary of the mailing of notice of the prior year’s annual meeting.

98. The Maryland General Corporation Law (Section 2-504(d)) provides a default rule, which corporations may vary, that stockholder proposals, including director elections, must be made not more than 90 days before the annual meeting. Subsequent to its last annual meeting in 2001, USI twice modified its advance notification provision from not more than 75 days prior (as in effect in October 2001), to not later than 120 days prior to (as in effect in October 2002), to not less than 120 days prior to no more than 150 days prior to, the anniversary of mailing of the prior year’s meeting notice. The sole purpose of this rapid-fire series of amendments was to unlawfully frustrate Kovens’ ability to exercise his fundamental right as a stockholder to elect directors.

99. On July 24, 2003, without notice to Kovens, USI filed its proxy statement with the SEC and began distributing the proxy statement to USI’s shareholders. Contrary to usual and customary corporate practice, Kovens was not provided a draft of the proxy statement for his comments prior to its distribution to USI’s shareholders. The proxy statement proposed Seff as the sole nominee for election to the Board for a three-year term and further provided that Knepper, Grossblatt, Luskin and Silverman would continue as directors of USI. For the first time since Kovens founded USI in 1969, Kovens was not nominated to the Board. The proxy statement stated that the 2003 annual meeting of USI’s shareholders would take place on Monday, September 8, 2003.

100. The proxy statement also stated that the Board had set July 21, 2003 as the record date for stockholders entitled to notice of, and to vote at, the meeting. Prior to dissemination of the proxy materials, Knepper and Grossblatt had not notified Kovens, or the USI stockholders generally, that the record date for the first stockholders meeting in nearly 2 years had been set.

101. The proxy statement disclosed USI’s stock ownership as of June 19, 2003. Between July 31, 2001, when USI last filed a proxy statement with the SEC, and June 19, 2003: (i) USI’s outstanding common stock had increased by 212,525, or over 23% of the common stock outstanding on July 31, 2002 (during a period when the Company had not raised any capital through financing transactions); (ii) Kovens’ beneficial ownership percentage in USI was diluted from 34% to 25.4%; (ii) Knepper’s beneficial ownership percentage in USI increased from 10.7% to 12.9%, although at both dates a substantial portion of Knepper’s beneficial ownership reflected unexercised stock options; (iii) Lazarus’ beneficial ownership percentage in USI increased from unreported to 10.7%, almost entirely represented by unexercised stock options; and (iv) Grossblatt’s beneficial ownership percentage increased from 2.1% to 6.6%, almost entirely represented by unexercised stock options.

102. On July 29, 2003, Kovens requested USI’s stockholder list and books of account, and certain related information.

103. By letter dated August 4, 2003 (a Monday), Kovens’ counsel notified Tendler of Kovens’ nomination of himself for election as a director of USI at the September 8, 2003 annual shareholder’s meeting.

104. Kovens’ nomination was in accordance with the July 21, 2003 amendments to the bylaws, which permitted, in circumstances such as this where USI did not hold an annual meeting of stockholders, stockholder nominations for a period of 10 days after the notice of the current year’s meeting date.

105. By letter dated August 7, 2003, Tendler relayed to Kovens’ counsel USI’s position that Kovens’ nomination was invalid because it was not in accordance with the timing and information requirements of the bylaws.

106. The information required by the by-law to which Tendler referred included Kovens’ name, age, business address, residence address, shareholdings, and the information required in SEC proxy statements. USI had all of the required information in its possession.

107. On August 14, 2003, USI announced record earnings for the preceding quarter.

108. On August 15, 2003, USI, through Tendler, responded to Kovens’ request for a stockholder list. Tendler imposed conditions that were inconsistent with Maryland law and which furthered the unlawful plan of Knepper and Grossblatt to frustrate Kovens’ efforts to nominate an opposing slate of directors.

109. On August 18, 2003, shortly following the record date for the annual meeting, Lazarus sold 11,000 shares of USI common stock for a total sales price of $192,500.

110. On August 22, 2003, through counsel, Kovens reiterated his demands for certain stockholder and financial information to which he is entitled under Maryland law.

111. On August 25, 2002, Tendler again refused Kovens’ request for stockholder information.

112. On August 26, 2003, USI issued a press release, without previous discussion with all of the directors, stating that Underwriters’ Laboratories had identified a device used in certain of USI’s products, as being potentially hazardous and recommending their return.

113. Lazarus, who had very recently sold a substantial amount of USI stock, is president of the USI subsidiary that distributes the products described in this press release.

114. By their wrongful actions described above, Defendants have completely excluded Kovens from any management and oversight of USI. Through these actions, Knepper and Grossblatt have unlawfully perpetuated their control and domination of USI to the exclusion of

Kovens and deprived Kovens and the public stockholders of USI of their fundamental right to nominate and elect directors of USI.

115. In their wrongful efforts to entrench Knepper and Grossblatt’s control of USI, Defendants have caused USI’s Board to grant stock and stock options to persons, including Defendants, who will support Knepper and Grossblatt regardless of whether their actions benefit USI.

116. Defendants have also participated in a scheme to dilute Kovens’ ownership interest in USI as part of their overall plan to entrench Knepper and Grossblatt’s control of USI’s Board.

MARYLAND LAW FORBIDS BOARD ACTIONS TO

ENTRENCH AND PERPETUATE MANAGEMENT CONTROL

WITH NO LEGITIMATE CORPORATE PURPOSE

117. The allegations in paragraphs 11 through 116 are incorporated by reference herein.

118. The actions of Knepper, Grossblatt and the Knepper-dominated Board—to make excessive stock awards and stock option grants, repeatedly to amend USI’s by-laws for the purpose of making it more difficult for Kovens to mount a proxy contest, to adopt by-law amendments with unlawful qualification requirements for the purpose of frustrating Kovens’ attempts to nominate a competing slate of directors, to elect to have a staggered board, to adopt inappropriate change-in-control employment contracts, to increase improperly the size of the Board of Directors, to influence the accumulation of USI stock by parties loyal to and controlled by Knepper and Grossblatt, to deny Kovens’ request to nominate himself to the Board of Directors, to deny Kovens’ request to obtain information to which he has an unqualified right under Maryland law, and to manipulate the date of the annual stockholders’ meetings, first by failing to hold a meeting in 2002 and then by calling a meeting in 2003 on inadequate notice—were all part and parcel of a scheme to perpetuate control by Knepper and his cronies on the Board of Directors to the exclusion of plaintiff Kovens and without any corporate purposes, the only purpose being to introduce an entirely personal dispute into the USI board room. These actions violate Maryland corporate law and entitle Kovens to the relief sought herein.

119. If the shareholders’ meeting presently scheduled for September 8, 2003 is allowed to take place, Kovens will suffer immediate, substantial and irreparable harm because he will not be nominated as a director of USI, a company he founded 35 years ago and on whose Board he has since sat continuously and he will have been deprived of the opportunity to seek to be elected by the stockholders of USI.

120. If the stockholders’ meeting takes place as presently scheduled, Kovens will also be deprived of an opportunity to mount a proxy contest to remove Knepper and his cronies from their unlawful control of USI.

121. Kovens will suffer immediate, substantial, and irreparable harm before a full adversary hearing can be held on the propriety of a preliminary or permanent injunction.

122. In light of Defendants’ wrongful actions, Kovens is likely to succeed on the merits of his claim.

123. The benefits to Kovens in obtaining injunctive relief far outweigh the potential harm that Defendants might suffer if this Court grants the requested injunctive relief.

124. The public interest is best served by granting injunctive relief.

WHEREFORE, Plaintiff, Michael L. Kovens, respectfully requests that the Court:

A. Grant Plaintiff a temporary restraining order enjoining Defendants, Universal Security Instruments, Inc., Stephen C. Knepper, Harvey B. Grossblatt, Cary Luskin, Howard Silverman and Ronald Seff from (i) holding the annual meeting of USI shareholders on September 8, 2003; (ii) enforcing the “Change of Control” provisions in the employment contract of Harvey B. Grossblatt; and (iii) taking any action that might further dilute Plaintiff’s voting or economic interest in Universal Security Instruments, Inc.; and

B. Preliminarily and permanently enjoin Defendants, Universal Security Instruments, Inc., Stephen C. Knepper, Harvey B. Grossblatt, Cary Luskin, Howard Silverman and Ronald Seff from (i) holding the annual meeting of USI shareholders until Kovens and other shareholders are able to nominate a full alternate slate of directors to serve for a one year term and conduct a fair proxy contest; (ii) denying Kovens access to all information to which he is entitled under Maryland law, including the information specified in Section 2-512 and 2-513 of the Maryland General Corporation Law; (iii) voting any proxies held by any of the Defendants on any stock issued by USI since October 1, 2001; (iv) voting any stock issued by USI since October 1, 2001; (v) enforcing the “Change of Control” provisions in the employment contract of Harvey B. Grossblatt; (vi) taking any action that would further dilute Plaintiff’s economic interest in Universal Security Instruments, Inc., and (vii) taking any action that would further interfere with Plaintiff’s voting interest in Universal Security Instruments, Inc.;

C. Enter a declaratory judgment declaring that all actions of the Board and the stock option committee as to the granting of any options and restrictive shares of USI’s stock pursuant to the Plan from October 1, 2001 to the present are void and unenforceable and ordering rescission of all such grants or issuances of stock upon exercise of such grants; and

D. Enter a declaratory judgment declaring that any proxies given by Kovens or any other grantee of options or restrictive shares of USI’s stock to Knepper or Grossblatt from October 1, 2001 to the present are void and unenforceable; and

E. Enter a declaratory judgment declaring that any employment agreements between USI and Knepper and/or Grossblatt are void and unenforceable and ordering rescission of all such employment agreements; and

F. Enter a declaratory judgment declaring that any bylaw amendment adopted by the Board of USI from October 1, 2001 to the present is void and unenforceable; and

G. Enter an order requiring USI to honor Kovens’ exercise of his June 11, 1997 option to purchase USI stock effective as of June 7, 2002; and

H. Enter a declaratory judgment declaring that the election of USI’s board of directors to be governed by Section 3-804 is void and unenforceable and directing the board of directors of USI to file with the State of Maryland an instrument revoking the election previously filed by USI; and

I. Award Plaintiff reimbursement of his reasonable attorney’s fees and costs incurred in this action; and

J. Award Plaintiff such other and further relief as his cause and justice may require.

/s/ BENJAMIN R. ROSENBERG
Benjamin Rosenberg Eric B. Myers Rosenberg Proutt Funk & Greenberg, LLP 25 S. Charles Street, Suite 2115 Baltimore, Maryland 21201 410-727-6600 Attorneys for Plaintiff.

VERIFICATION

I HEREBY CERTIFY under penalty of perjury that the facts set forth in the foregoing Verified Complaint for Injunctive Relief, Rescission and Declaratory Judgment are true.

/s/ MICHAEL L. KOVENS
Michael L. Kovens

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